Exhibit 99.1

Form 51-102F3 Material Change Report

Under Section 85(1) of the Securities Act (British Columbia)
Under Section 118(1) of the Securities Act (Alberta)

Form 27 Material Change Report
Section 74(2) of the Securities Act (Ontario)

ITEM 1.	NAME AND ADDRESS OF COMPANY

Goldbelt Resources Ltd.
372 Bay Street, Suite 1201
Toronto, Ontario
M5H 2W9

ITEM 2.	DATE OF MATERIAL CHANGE

September 18, 2006

ITEM 3.	NEWS RELEASE

Issued September 18, 2006 and distributed through the facilities of CNW.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Goldbelt announced graduation to TSX Venture Tier 1 classification.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Goldbelt Resources Ltd. (TSXV: GLD) is pleased to announce that it has met the requirements of the TSX Venture Exchange Policy 2.5, and accordingly the Company’s tier classification has changed from Tier 2 to Tier 1, effective at market open on Monday September 18, 2006. Tier 1 classification is reserved for TSX Venture issuers with advanced projects and Goldbelt will benefit from improved service standards and decreased filing requirements.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Collin Ellison, President & CEO
Telephone: (416) 364-0557

ITEM 9.	DATE OF REPORT

September 18, 2006